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                                                  EXHIBIT 2.2





                         STRONG SCHAFER VALUE FUND, INC.



               Amendment to By-Laws adopted on December 3, 1997



               RESOLVED, that the first sentence of Article II,
         Section 6, of the Fund's By-laws be, and it hereby is, amended to read as follows:



                   "The Board of Directors may, by
               resolution or resolutions, passed by a
               majority of the whole Board, designate one or more committees, each such committee to consist of one or more of the directors of the Corporation, which to the extent provided in said resolution or resolutions and subject to the General Laws of the State of Maryland, shall have and may exercise the powers of the Board in the management of the business and affairs of the Corporation, and may have power to authorize the seal of the Corporation to be affixed to all papers which may require it."